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                                                                      Exhibit 23


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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JAMES VOSLER,

                         Plaintiff,             CIVIL ACTION NO. 15016

                   V.

SYSTEMIX, INC., SANDOZ BIOTECH
HOLDINGS CORPORATION,
J.J. RUVANE, JR., JOHN J. SCHWARTZ,
STEPHAN GUTTMANN, FRED MEYER, HAROLD
EDGAR, PAUL HERRLING, ULRICH
OPPIKOFER, IRVING WEISSMAN, URS
BARLOCHER, HEINZ P. IMHOF, and
ELI S. JACOBS,

                         Defendants.
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                             CLASS ACTION COMPLAINT

      Plaintiff, by his attorneys, for his Complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                                NATURE OF ACTION

      1. Plaintiff brings this class action on behalf of himself and all other shareholders of defendant Systemix, Inc. ("Systemix" or the "Company") similarly situated (the "Class") to enjoin defendants from effectuating an unfair cash-out acquisition by Sandoz Biotech Holdings Corporation ("Sandoz"), designed to force the sale of minority shareholders' equity interest in Systemix at a grossly inadequate and unfair price of $17 per share. As set forth below, pursuant to the proposed acquisition, Sandoz, which now controls approximately 76% of the Company's total shares outstanding, will acquire the remaining 24% equity interest in the Company. Moreover, the acquisition
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proposal is manifestly unfair as it is substantially below the fair market value of the Company on a private market basis and/or as a multiple of said value and, as the $17.00 per share acquisition price represents a discount of $3.00 per share below the Company's common stock trading price the day that the transaction was announced.

                                     PARTIES

      2. Plaintiff James Vosler, at all times relevant hereto, has owned 800 shares of Systemix common stock.

      3. Defendant Systemix is a Delaware corporation with its principal executive offices located at 5155 Porter Drive, Palo Alto, California 94304. Systemix is a biotechnology company that develops cellular therapies for cancer patients. As of April 30, 1996, the Company had 14.46 million shares of common stock outstanding. For the fiscal year ended December 31, 1995, the Company reported a net loss of $ 48.09 million, or $3.43 per share, on revenues of $3.62 million.

      4. Sandoz is an indirect and wholly-owned subsidiary of Sandoz, Ltd., a multinational pharmaceutical conglomerate. Sandoz's principal place of business is 608 Fifth Avenue. As of March 31, 1995, Sandoz owned approximately 11.978 million shares, or 75.8%, of Systemix common stock.

      5. At all relevant times herein, defendant J.J. Ruvane, Jr. ("Ruvane") was Chairman of the Systemix Board of Directors


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("Board"), and a member of the Board's Executive, Audit, Compensation and
Nominating Committees.

      6. At all relevant times herein, defendant John J. Schwartz ("Schwartz") was Chief Executive Officer and President, and a member of the Board's Executive Committee.

      7. At all relevant times herein, the following Individual Defendants were also members of the Board of Systemix and/or committees thereof as follows:

            (a) Defendant Stephan Guttmann ("Guttmann") was a member of the Board.

            (b) Defendant Fred Meyer ("Meyer") was a member of the Board.

            (c) Defendant Harold Edgar ("Edgar") was a member of the Board and a member of the Board's Audit Committee.

            (d) Defendant Paul Herrling ("Herrling") was a member of the Board.

            (e) Defendant Ulrich Oppikofer ("oppikofer") was a member of the Board Committee.

            (f) Defendant Irving Weissmann ("Weissmann") was a member of the Board, as well as a member of its Special Committee.

            (g) Defendant Urs Barlocher ("Barlocher") was a member of the Board, as well as a member of its Compensation and Nominating Committees.


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            (h) Defendant Heinz P. Imhof ("Imhof") was a member of the Board, as well as a member of its Executive, Audit, Compensation, Nominating and Special Committees.

            (i) Defendant Eli S. Jacobs ("Jacobs") was a member of the Board, as well as a member of its Executive and Special Committees.

      8. By virtue of their positions as directors and/or senior executive officers of Systemix and their exercise of control over its business and corporate affairs, defendants Ruvane, Schwartz, Guttmann, Meyer, Edgar, Herrling, Oppikofer, Weissman, Barlocher, Imhof and Jacobs (collectively the "Individual Defendants") had, at all relevant times, the power to control and influence, and did control and influence, and cause Systemix to engage in the practices complained of herein. Each Individual Defendant owes Systemix and its public stockholders fiduciary obligations and is required to: use his ability to control and manage Systemix in a fair, just and equitable manner; maximize shareholder value; act in furtherance of the best interests of Systemix and its public stockholders; govern Systemix in such a manner as to heed the expressed views of its public shareholders; refrain from abusing his position of control; provide full disclosure to the public shareholders; and not favor his own or any other party's interests at the expense of Systemix and its public shareholders.


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      9. At all relevant times herein, defendant Sandoz owned and controlled approximately 76 percent of the outstanding shares of Systemix common stock. Said defendant has tailed to discharge its fiduciary duties to plaintiff and the other members of the Class because of the domination and control that it exercises over the affairs of Systemix, along with its representation on the Company's twelve member Board. As a result of this domination and control, said defendant has decided to acquire for itself the remaining outstanding shares of Systemix at a grossly inadequate price to the detriment of the other shareholders.

                            CLASS ACTION ALLEGATIONS

      10. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all public stockholders of Systemix (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of their equity interest in Systemix and the opportunity to maximize the value of their Systemix shares by the wrongful acts of the defendants described herein.

      11. This action is properly maintainable as a class action for the following reasons:


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            (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of April 30, 1996, Systemix had approximately 14,469,599 shares of common stock duly issued and outstanding, which traded on the Nasdaq Market System, and were owned by thousands of shareholders. Members of the Class are scattered throughout the United States.

            (b) There are questions of law and fact that are common to the members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  (i) whether the defendants have engaged in conduct
            constituting unfair dealing to the detriment of the public stockholders of Systemix;

                  (ii) whether the proposed acquisition proposal by Sandoz of
            $17 per share is unfair to the public stockholders of Systemix because it does not constitute a fair price for the shares of the Company; and

                  (iii) whether the defendants have breached their fiduciary and common law duties owed by them to plaintiff and the other members of the Class.

            (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no


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      interests that are adverse or antagonistic to the interests of the Class.

            (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, and that would establish incompatible standards of conduct for the party opposing the Class.

            (f) Defendants have acted, and are about to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

            (g) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                                CLAIM FOR RELIEF

      12. Systemix is a medical biotechnology company that is on the leading-edge of medical science. The Company develops cellular therapies for cancer patients, and is testing a system


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whereby multiple myeloma patients about to undergo chemotherapy will have hematopoietic stem cells removed from their blood and purified for reinjection later. If successful, the purified cells will create new, cancer-free bone marrow cells. The market for such a treatment is enormous.

      13. On May 24, 1996, Sandoz announced that it intended to commence an offer to acquire the 25% of Systemix it does not own for $17 per share, or about $42.4 million. The offer price represents a discount of approximately 17% below Systemix's trading price of $20 per share on the day the announcement was made. The offer price is also very near the level that Systemix shares traded in January, 1996 when said shares traded as high as $16 3/4 per share.

      14. Given Sandoz's domination and control of Systemix, the Systemix Board cannot be expected to act independently and advocate the best interests of Systemix's public shareholders. Moreover, by virtue of its control and domination of Systemix, Sandoz has unique knowledge of the Company and has access to information denied or unavailable to the public.

      15. Given the domination and control of Systemix, the Individual Defendants cannot be expected to negotiate for the best and highest price for Systemix's public shareholders.

      16. In view of defendant Sandoz's control of Systemix, it is unfair and in violation of defendants' fiduciary duties to consummate the transaction without first obtaining a


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recommendation and input by a truly independent representative of the public stockholders or obtaining the majority approval of the public stockholders.

      17. By virtue of the acts and conduct alleged herein, the defendants are carrying out a preconceived plan whereby Sandoz will acquire the minority public shares of Systemix at a price that is grossly inadequate and intrinsically unfair to Systemix public shareholders, is substantially below true value and is a product of defendants' conflicts of interest. As a result, the public common stockholders of Systemix will be wrongfully deprived of their valuable investment in the Company and all of its present and continuing profitability and growth and will receive, in return for their investment, grossly inadequate consideration.

      18. The proposed acquisition constitutes an improper and unlawful attempt by the defendants unfairly to cash-out the minority shareholders of systemix.

      19. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and will succeed in consummating an unfair transaction by virtue of the unfair dealing complained of herein, all to the irreparable harm of the Class.

      20. Plaintiff and the other members of the Class have no adequate remedy at law.


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      WHEREFORE, plaintiff demands judgment and relief in his favor and in favor of the Class and against defendants, as follows:

      A. Declaring that this action be certified as a proper class actions and certifying plaintiff as a class representative;

      B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the class;

      C. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction which will irreparably harm plaintiff and the Class;

      D. In the event the acquisition proposal is consummated, rescinding it and setting it aside and/or granting rescissory damages;

      E. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court.

      F Awarding the costs and disbursements of this action;

      G. Awarding plaintiff counsel fees; and

      H. Awarding such other and further relief which the Court may deem just and proper.


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Dated: May 24, 1996


                                          ROSENTHAL MONHAIT GROSS
                                              & GODDESS, P.A.


                                              J. A. ROSENTHAL
                                          -------------------------------
                                          Joseph Rosenthal
                                          1401 Mellon Bank Center
                                          919 Market Street
                                          Wilmington, DE  19801
                                          (302) 65G-4433

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
    & GROSSMANN LLP
Vincent R. Cappucci
1285 Avenue of the Americas
New York, New York  10019
(212) 554-1400